May 17, 2011

Via EDGAR and FedEx

David Burton

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sequenom, Inc.

Form 10-K for Year Ended December 31, 2010

Filed March 9, 2011

File No. 0-29101

Dear Mr. Burton:

On behalf of Sequenom, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated May 5, 2011 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the year ended December 31, 2010

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 67

— Foreign Currency Rate Fluctuations, page 68

1.	We note your disclosure here of foreign subsidiaries whose functional currencies are the Great British Pound, the Japanese Yen, the Indian Rupee and the Euro. We further note that you occasionally invoice Australian customers in their local currency. Finally, we note that you provide quantitative disclosures relating to the Australian dollar and the Euro. Please explain to us why you have not also provided quantitative disclosures relating to the Great British Pound, the Japanese Yen, the Indian Rupee or any other foreign currencies to which you may be exposed. Revise future filings as appropriate.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has analyzed the specified quantitative amounts relating to the Company’s exposure to the Great British Pound, the Japanese Yen, the Indian Rupee, and other foreign currencies to which the Company is exposed. Following such analysis, the Company has determined that the exposure to each of these foreign currencies is not material to the Company. However, the Company agrees that its disclosures could be enhanced and proposes to address the Staff’s comment by providing text in substantially the form below in its next Form 10-Q and in its other future filings with the Commission, where applicable.

David Burton

May 17, 2011

Page Two

“We do not believe that a movement in the exchange rate between the U.S. dollar and the Great British Pound, the Japanese Yen, the Indian Rupee or any other foreign currencies to which we are exposed, respectively, would have a material impact on our business or operating results during the periods presented.”

Additionally, the Company advises the Staff that it will continue to monitor the materiality of its exposure to foreign currencies and will continue to disclose those which are determined to be material in its future filings with the Commission, where applicable.

Item 9A. Controls and Procedures, page 68

2.	Please refer to our prior comment 7 in our letter dated May 27, 2010 and your response in your letter dated June 15, 2010 whereby you indicated you would revise your disclosures in future filings. We note that you continue to include the statement that “a control system, no matter how well conceived, implemented and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” However, we do not see where you have revised the disclosures to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please revise future filings, including any amendment to this filing, to include these disclosures. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov/rules/final/338238g.htm.

Response:

The Company acknowledges the Staff’s comment and will ensure that its future filings with the Commission will provide, if so determined by the Company’s principal executive officer and principal financial officer following an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by the applicable quarterly or annual report, that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level. The Company advises the Staff that its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2010 and September 30, 2010 were revised to comply with the Staff’s comment 7 in the letter dated May 27, 2010, but that the Company inadvertently reverted to using its original language in connection with the preparation of the Form 10-K and in subsequent filings with the Commission.

David Burton

May 17, 2011

Page Three

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

—Stock-based Compensation, page F-14

3.	We note your disclosure here indicates that total stock-based compensation expense included in net loss for 2010, 2009 and 2008 was $11,513, $13,333 and $7,699, respectively. Please reconcile these amounts with the amounts disclosed in the statements of cash flows ($10,865, $11,814 and $7,276 for 2010, 2009 and 2008, respectively). Please revise future filings to insure your disclosure in this note either reconciles to the financial statements or describes any reason(s) for the difference.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission, where applicable, to address the Staff’s comment.

As requested by the Staff, the table set forth below reconciles the Company’s statements of cash flows with the stock-based compensation expense disclosure in the Form 10-K.

	2010	2009	2008
Note 2. Stock-based Compensation	$11,513	$13,333	$7,699
Duplicate restricted stock entry	—	(1,064)	(262)

	$11,513	$12,269	$7,437

Statement of Cash Flows
Stock-based Compensation	$10,865	$11,814	$7,276
Restricted Stock	648	455	161

	$11,513	$12,269	$7,437

The Company notes that it inadvertently included a duplicate restricted stock entry in the footnote disclosure for the years ended December 31, 2009 and 2008. This resulted in the stock compensation footnote disclosure being overstated by $1,064 and $262 for the years ended December 31, 2009 and 2008, respectively. The Company’s management has evaluated these errors to the stock compensation footnote disclosure and concluded that these differences are immaterial to the readers of the Company’s financial statements. Furthermore, the Company’s management notes that the actual stock-based compensation expense was correctly stated in the statement of cash flows in the Company’s financial statements.

Note 8. Commitment and Contingencies, page F-23

— Litigation, page F-24

4.	We note your disclosures here regarding ‘Xenomics Litigation’ and ‘Paul Hawran Litigation. Please revise future filings to provide the disclosures required by section 450-20-50 of the FASB Accounting Standards Codification. For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss in accordance with paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, regarding the Company’s litigation with Xenomics (the “Xenomics Litigation”), on March 22, 2011, the Company provided TrovaGene (formerly Xenomics, Inc.) written notice of termination of

David Burton

May 17, 2011

Page Four

the license agreement between the Company and TrovaGene (the “License Agreement”) per the Company’s voluntary right to do so under the License Agreement. TrovaGene acknowledged the Company’s termination and, as a result, all rights to the licensed technology under the License Agreement has reverted back to TrovaGene. The Company’s termination of the License Agreement, in addition to the long passage of time since the dismissal of the litigation originally commenced by TrovaGene against the Company, has caused the Company to believe that this matter has been resolved and that there is no reasonable probability of incurring a loss in connection with the Xenomics Litigation. Consistent with this belief, beginning with the Company’s Form 10-Q for the fiscal quarter ended March 31, 2011, the Company has ceased to include disclosure related to the Xenomics Litigation and will continue to exclude such disclosure in its future filings with the Commission.

The Company also advises the Staff that, in accordance with Accounting Standards Codification (“ASC”) Topic 450-20-25-2, the Company has analyzed the probability of incurring a loss in connection with its litigation with Paul Hawran (the “Paul Hawran Litigation”) and has determined that any estimate regarding the possible loss or range of loss cannot reasonably be made at this time. The Paul Hawran Litigation, including all of the claims and causes of action pled by the plaintiff in this matter against all defendants, is currently on appeal. The entirety of the litigation related to the Paul Hawran Litigation, including all discovery and pleadings, is currently stayed until the appeal is resolved. While some discovery requests were served prior to the stay, the stay became operative prior to the deadline to file any responses to discovery, and thus, no responses were ever served and no further responses are currently due by any party. The Paul Hawran Litigation is now under the complete jurisdiction of the appellate court, and could be dismissed in its entirety by the appellate court without any further litigation. Because the Company and the individual defendants in the Paul Hawran Litigation filed an immediate motion to dismiss the litigation, the defendants have not yet answered the complaint. Furthermore, the Company is unable to determine the scope and extent of the Paul Hawran Litigation until the appellate court renders its decision. Until it becomes clear whether and which claims and causes of action, if any, will go forward in the Paul Hawran Litigation, and until substantive discovery takes place, it is not possible to provide a reasonably informed estimate of the financial impact of the matter on the Company.

However, the Company agrees that its disclosures with respect to the Paul Hawran Litigation could be enhanced and proposes to address the Staff’s comment by providing text in substantially the form below in its next Form 10-Q and in its other future filings with the Commission, where applicable.

“At this time an estimate cannot reasonably be made regarding the possible loss or range of loss in connection with this matter.”

Additionally, the Company advises the Staff that it will continue to monitor its ability to reasonably estimate the possible loss or range of loss in connection with the Paul Hawran Litigation and will make disclosures in accordance with ASC Topic 450-20-50-1 through 450-20-50-4 in its future filings with the Commission, where applicable.

David Burton

May 17, 2011

Page Five

Note 11. Income Taxes, page F-33

5.	Please revise future filings to provide all of the disclosures required by Rule 4-08(h)(1) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission, where applicable, to provide all of the disclosures required by Rule 4-08(h)(1) of Regulation S-X.

Note 13. Geographic Information, page F-36

6.	Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Response:

The Company acknowledges the Staff’s comment and proposes to provide text in substantially the form below in its future filings with the Commission, where applicable

“For individual country or geographical revenue reporting, revenues are attributed to the individual country or geographic location in which the product is shipped.”

7.	Further to the above, please tell us whether revenues from external customers attributed to an individual foreign country are material. If so, revise future filings to separately disclose those revenues in accordance with paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, following an analysis, it has determined that revenues from external customers in China, the United Kingdom, Japan and Germany were material and accounted for approximately 9%, 7%, 6% and 5% of total revenues for the year ended December 31, 2010, respectively. The Company advises the Staff that it will continue to monitor the materiality of revenues from external customers attributed to the individual foreign countries from which it derives revenues and the Company will report the relevant geographic information in its future filings with the Commission, where applicable, in accordance with paragraph 280-10-50-41 of the ASC. In future filings with the Commission, when applicable, the Company will expand its disclosure of revenues from external customers attributed to individual countries in accordance with paragraph 280-10-50-41 of the ASC utilizing the following format:

Year Ended December 31,
Revenue from third parties:	2011		2010		2009
United States	$	xx,xxx	$	xx,xxx	$	xx,xxx
China		xx,xxx		xx,xxx		xx,xxx
Japan		xx,xxx		xx,xxx		xx,xxx
Other Asia		xx,xxx		xx,xxx		xx,xxx
United Kingdom		xx,xxx		xx,xxx		xx,xxx
Germany		xx,xxx		xx,xxx		xx,xxx
Other Europe		xx,xxx		xx,xxx		xx,xxx

	$	xx,xxx	$	xx,xxx	$	xx,xxx

David Burton

May 17, 2011

Page Six

Exhibit 23.1

8.	We note that the consent filed as Exhibit 23.1 is dated March 8, 2010. Please amend to provide a properly dated consent.

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that the manual consent provided by its accountants at the time of filing the Form 10-K was correctly dated. The Company has filed an amendment to the Form 10-K to refile Exhibit 23.1 with a properly dated consent.

* * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 202-9016 or Brad Peck of Cooley LLP at (858) 550-6012 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Paul V. Maier

Paul V. Maier
Chief Financial Officer

cc:	Harry F. Hixson, Jr., Chief Executive Officer

Clarke W. Neumann, Esq., Vice President and General Counsel

D. Bradley Peck, Esq., Cooley LLP

711594 v5/SD